

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Glen Bonilla
Chief Executive Officer
Active Health Foods, Inc.
633 West 5th St., Suite 2826
Los Angeles, CA 90071

> **Re: Active Health Foods, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 17, 2021**
> **CIK No. 0001477472**

Dear Mr. Bonilla:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically:

Please provide in your offering statement the appropriate financial statements required by Part F/S of Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing